UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                               IA Global, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 44920E 10 4
   ----------------------------------------------------------------------
                               (CUSIP Number)

                           Alan Charles Margerison
                      Inter Asset Japan LBO No. 1 Fund
                       35F Atago Greenhills Mori Tower
                           2-5-1 Atago, Minato-Ku
                            Tokyo 105-6235 Japan
                              81 (3) 5776-0880
   ----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 12, 2002
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

     CUSIP NO. 44920E 10 4             13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
         ONLY)

         INTER ASSET JAPAN LBO NO. 1 FUND


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                            (b) [x]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS

          WC


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN


            NUMBER OF     7   SOLE VOTING POWER

             SHARES           30,638,570 SHARES

          BENEFICIALLY    8   SHARED VOTING POWER

            OWNED BY          0 SHARES

              EACH        9   SOLE DISPOSITIVE POWER

            REPORTING         30,638,570 SHARES

             PERSON      10   SHARED DISPOSITIVE POWER

              WITH            0 SHARES


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         30,638,570 SHARES


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         50.70%


    14   TYPE OF REPORTING PERSON

         PN

     1   NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
         ONLY)

         PBAA FUND LTD.


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                            (b) [x]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

          WC


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        [  ]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           4,009,800 SHARES

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          0 SHARES

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         4,009,800 SHARES

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            0 SHARES

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         4,009,800 SHARES


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.05%


    14   TYPE OF REPORTING PERSON

         PN

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
         ONLY)

         TERRA FIRMA FUND LTD.


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                            (b) [x]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS

          WC


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        [  ]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         BRITISH VIRGIN ISLANDS


      NUMBER OF     7   SOLE VOTING POWER

       SHARES           13,100,000 SHARES

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          0 SHARES

        EACH        9   SOLE DISPOSITIVE POWER

      REPORTING         13,100,000 SHARES

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            0 SHARES


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         13,100,000 SHARES


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.31%


    14   TYPE OF REPORTING PERSON

         PN

   ITEM 1.   SECURITY AND ISSUER.

        This Amendment No. 2 to Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, California 94010.

        This amended schedule is being filed to give notice of (1) the acquisition by Inter Asset Japan LBO No. 1 Fund, a Japanese limited partnership ("IAJ"), on November 5, 2002, of the right to purchase 100 shares of Series B Preferred Stock (the "Preferred Stock") of the Issuer at a price of $1,000.00 per share, subject to adjustment and
   (2) the acquisition by IAJ on November 12, 2002, of the right to purchase an additional 400 shares of Preferred Stock at a price of $1,000.00 per share, subject to adjustment. The Preferred Stock is convertible into shares of Common Stock at a conversion price of $0.10 per share, subject to adjustment.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") by (a) IAJ; (b) PBAA Fund Ltd., an open ended limited liability investment company incorporated in the British Virgin Islands as a "Private Fund" ("PBAA"); and (c) Terra Firma Fund Ltd. an open ended limited liability investment company incorporated in the British Virgin Islands as a "Private Fund" ("Terra Firma") (each a "Reporting Person" and collectively the "Reporting Persons"). Each of the Reporting Persons is an institutional investor.

        Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

        The sole general partner of IAJ is Inter Asset Japan KK (Kabushiki Gaisha), a Japanese limited liability company (the "IAJ General Partner"). The IAJ General Partner is a venture capital company. The person in control of the IAJ General Partner is Alan Charles Margerison, a citizen of the United Kingdom. The principal occupation of Mr. Margerison is serving as President of the IAJ General Partner and as President and Chief Executive Officer of the Issuer.

        The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Hiroki Isobe ("Isobe"), a citizen of Japan, holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

        The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

        The control of the investment portfolio of PBAA is by Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), the investment manager of PBAA. The control of the investment portfolio of Terra Firma is by Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma. The ultimate control of each of IA Europe and IA Management is Isobe, a citizen of Japan, as lead manager. The principal occupation of Isobe is serving as financial advisor to IAJ, PBAA, Terra Firma and other international investment funds. The directors of IA Europe are Isobe, Alan Margerison and B. Fitzpatrick. The directors of IA Management are Isobe and Alan Margerison.

        The principal business address of IAJ, the IAJ General Partner, Margerison and Isobe is 35F Atago Greenhills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA is Omar Hodge Building, 2nd floor, 325 Waterfront Drive, Wickams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business address of Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Europe is Hume House, Ballsbridge, Dublin, Ireland.

        During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Hiroki Isobe, IA Europe and IA Management, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Hiroki Isobe, IA Europe of IA Management, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information in this Item 3 is supplemental and relates only to the transactions described in this Amendment No. 2 and is not a complete restatement of Item 3.

        The source of funds used in connection with the transactions giving rise to IAJ's right to purchase additional shares of Preferred Stock as described in Items 1 and 4 was the working capital of IAJ.

   ITEM 4.   PURPOSE OF TRANSACTION.

        The information in this Item 4 is supplemental and relates only to the transactions described in this Amendment No. 2 and is not a complete restatement of Item 4.

        Effective September 30, 2002, IAJ acquired the right, title and interest of David Badner ("Badner"), a former principal shareholder of, and consultant to, the Issuer, in a Convertible Promissory Note of the Issuer dated May 31, 2002, in the principal amount of $563,857 (the "Convertible Promissory Note"). The Convertible Promissory Note was issued in connection with a Mezzanine Financing Loan Agreement (the "Loan Agreement") between the Issuer and Badner. Effective September 30, 2002, IAJ also acquired the right, title and interest of Badner in the Loan Agreement. The principal amount of the Convertible Note may be converted into shares of Preferred Stock at a conversion price of $1,000.00 per share, subject to adjustment. The Preferred Stock is convertible into shares of the Issuer's Common Stock at a conversion price of $0.10 per share, subject to adjustment.

        Effective November 5, 2002, the Issuer and IAJ entered into an agreement to increase the principal amount of the Convertible Promissory Note from $563,857 to $663,857. Pursuant to the terms of the Convertible Promissory Note, IAJ obtained the right to purchase an additional 100 shares of Preferred Stock as a result of the increase of the principal amount of the Convertible Promissory Note, which shares of Preferred Stock are currently convertible into 100,000 shares of Common Stock.

        Effective November 12, 2002, the Issuer and IAJ entered into an agreement to increase the principal amount of the Convertible Promissory Note from $663,857 to $1,063,857. Pursuant to the terms of the Convertible Promissory Note, IAJ obtained the right to purchase an additional 400 shares of Preferred Stock as a result of the increase of the principal amount of the Convertible Promissory Note, which shares of Preferred Stock are currently convertible into 400,000 shares of Common Stock.

        Purchases of shares of Common Stock and Preferred Stock by the Reporting Persons have been for investment purposes. The Reporting Persons may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Other than as described in Item 5 below, the Reporting Persons have no present intention to sell any shares, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by such Reporting Person.

        The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, except (1) as set forth above, (2) that, as previously disclosed by the Issuer, the Issuer's Board of Directors intends to appoint two additional "independent" (as that term is defined in the listing standards of the American Stock Exchange) members to the Issuer's Board of Directors in the first calendar quarter of 2003, although no additional members have yet been identified and (3) that IAJ, PBAA and Terra Firma intend to propose at the next meeting of the Issuer's Board of Directors that the Issuer's Board of Directors issue options to Alan Margerison and Satoru Hirai exercisable for 1,000,000 and 500,000 shares of Common Stock, respectively, with such terms as the Issuer's Board of Directors may determine. The stock options would be granted in recognition of Mr. Margerison's and Mr. Hirai's previous services to the Issuer, for which neither Mr. Margerison nor Mr. Hirai has received compensation from the Issuer.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        The share ownership percentages described in this amended statement are based on 49,797,556 shares of Common Stock outstanding on November 12, 2002, as reported by the Issuer. In addition, IAJ may choose to (1) convert the $1,063,857 in currently outstanding principal of the Convertible Promissory Note into shares of Preferred Stock based on a price per share of $1,000.00 as of November 12, 2002, which rate is subject to adjustment, as described in the Convertible Promissory Note, and (2) subsequently convert the shares of Preferred Stock into Common Stock based on a price per share of $0.10 as of November 12, 2002, which rate is subject to adjustment, as described in the Convertible Promissory Note.

        IAJ
        ---

        (a) As of such date, IAJ beneficially owned 30,638,570 shares of Common Stock, representing approximately 50.70% of the outstanding Common Stock. 20,000,000 of such shares are owned directly by IAJ, and 10,638,570 of such shares are issuable upon the conversion of 1,063,857 shares of Series B Preferred Stock.

        (b) As of November 12, 2002, the IAJ General Partner had sole voting power and sole dispositive power with respect to 30,638,570 shares of Common Stock.

        (c) IAJ has not effected any transactions in Common Stock within the 60 days prior to November 12, 2002.

        (d)  Not applicable.

        (e)  Not applicable.

        PBAA
        ----

        (a) As of November 12, 2002, PBAA beneficially owned 4,009,800 shares of Common Stock, representing approximately 8.05% of the outstanding Common Stock.

        (b) As of November 12, 2002, Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, had sole voting power and sole dispositive power with respect to 4,009,800 shares of Common Stock.

        (c) PBAA has not effected any transactions in Common Stock within the 60 days prior to November 12, 2002.

        (d)  Not applicable.

        (e)  Not applicable.

        Terra Firma
        -----------

        (a) As of November 12, 2002, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 26.31% of the outstanding Common Stock.

        (b) As of November 12, 2002, Isobe, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, had sole voting power and sole dispositive power with respect to 13,100,000 shares of Common Stock.

        (c) Terra Firma has not effected any transactions in Common Stock within the 60 days prior to November 12, 2002.

        (d)  Not applicable.

        (e)  Not applicable.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        (a)* Agreement and Assignment dated as of September 25, 2002 by and among David Badner, Inter Asset Japan Co., Ltd. and Medium4.com, Inc.

        (b)* Release and Indemnity dated as of September 25, 2002 by and among Jonathan Braun, Inter Asset Japan Co., Ltd. and Medium4.com, Inc.

        (c) Mezzanine Financing Loan Agreement dated as of May 31, 2002 between Medium4.com, Inc., as Borrower, and David Badner, as Lender.

        (d) Amendment to Schedule A to Convertible Promissory Note dated November 12, 2002.

        (e)  Joint Filing Agreement.

        *Previously filed.

   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:    January 16, 2003

                                 INTER ASSET JAPAN LBO NO. 1 FUND

                                 By:  Inter Asset Japan KK,
                                      its General Partner

                                 By:  /s/ Alan Charles Margerison
                                     ------------------------------------
                                     Name:  Alan Charles Margerison
                                     Title: President and Chief
                                              Executive Officer


                                 PBAA FUND LTD.


                                 By:  /s/ Hiroki Isobe
                                     ------------------------------------
                                     Name:  Hiroki Isobe
                                     Title: Director


                                 TERRA FIRMA FUND LTD.


                                 By:  /s/ Hiroki Isobe
                                     ------------------------------------
                                     Name:  Hiroki Isobe
                                     Title: Director


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                                EXHIBIT C
                                                                ---------

                     MEZZANINE FINANCING LOAN AGREEMENT
                     ----------------------------------

   THIS AGREEMENT, dated as of May 31, 2002 is made between MEDIUM4.COM, INC., a Delaware corporation ("Borrower"), and DAVID BADNER
   ("Lender").

        WHEREAS, the Lender has made certain loans and advances to the Borrower in the past and has agreed to make certain loans and advances to the Borrower, in the Lender's sole and absolute discretion;

        WHEREAS, the Lender and the Borrower wish to memorialize the past loans made and the funds heretofore advanced by the Lender to the to Borrower and the terms and conditions applicable thereto, and to establish the terms and conditions applicable to new loans and advances that the Lender may make to the Borrower;

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth in this Agreement and subject to the terms and conditions set forth in this Agreement, the parties hereby agree as follows:

   SECTION 1.  THE LOAN

        1.1. THE DEBT. The Lender has heretofore loaned funds to the Borrower, and on behalf of and for the benefit of the Borrower, has advanced funds to professionals and consultants rendering services to the Borrower and to suppliers and other creditors of the Borrower, and, subject to the terms and conditions set forth in this Agreement, the Lender may, from time to time, in its sole and absolute discretion, lend additional funds to the Borrower and/or advance funds to professionals and consultants rendering services to the Borrower or suppliers and other creditors of the Borrower (all of the foregoing loans and advances, whether heretofore made or made hereafter, are hereinafter collectively referred to as the "Debt").

        1.2. USE OF PROCEEDS. The Borrower shall apply the proceeds of the Debt to pay the specific items for which it requests loans or advances from the Borrower. Without the written permission of the Lender, the Borrower shall no directly or indirectly use and of the proceeds of the Debt for the repayment or retirement of indebtedness of the Borrower. The Borrower represents and warrants that it is not under any obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

        1.3. NOTE. The Debt shall be evidenced by a Note in the form attached hereto as Exhibit "A."

   SECTION 2.  PAYMENT OF LOAN; CONSULTING SERVICES AGREEMENT

        2.1. PAYMENT OF DEBT. The aggregate principal amount of the Debt, together with accrued interest thereon, shall be payable five
   (5) days after written demand of the Lender on the Borrower (the "Repayment Date"), except that no payment shall be required to the extent that such principal and interest is or has been converted into equity securities of the Borrower pursuant to the terms hereof. Notwithstanding the foregoing, the Debt shall be prepaid, without the written demand of the Borrower, from the proceeds of any and all issuances of the securities of the Borrower and any and all future debt financings of the Borrower (collectively and individually, a "Subsequent Financing"), except that no payment shall be required to the extent that such principal and interest is or has been converted into equity securities of the Borrower pursuant to the terms hereof. All such payments shall be applied first to accrued interest and then to outstanding principal.

        2.2. INTEREST. The Borrower shall pay interest on the unpaid principal amount of the Debt until such principal amount is due (whether at stated maturity, by acceleration or otherwise), at the rate of Ten percent (10%) per annum; PROVIDED HOWEVER, that the Borrower shall pay interest on the unpaid principal amount of Debt that is not paid when due (whether upon demand, by acceleration or otherwise) from the date on which such amount is due until such amount is paid in full, at a rate per annum equal to the lesser of eighteen percent (18%) per annum or the highest rate of interest permissible under the laws of the State of Florida.

        2.3. EXECUTION AND DELIVERY OF CONSULTING SERVICES AGREEMENT. Simultaneously with the execution and delivery of this Agreement, the Borrower and the Lender have entered into a Consulting Services Agreement in the form attached hereto as Exhibit "B" (the "Consulting Agreement"). Amounts due to the Lender under the Consulting Agreement, if not paid when due, shall be deemed an advance by the Lender to the Borrower and shall be added to the principal amount of the Note.

   SECTION 3.  REPRESENTATIONS AND WARRANTIES OF BORROWER

   Borrower represents and warrants to the Lender as follows:

        3.1. CAPACITY. The Borrower is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Borrower possesses all corporate powers and all other authorizations and licenses necessary to engage in its business and operations as now conducted, the failure to obtain or maintain which would have a material adverse effect on the Borrower.

        3.2. AUTHORITY. The execution, delivery and performance by the Borrower of this Agreement and the Note are within the Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) the Borrower's certificate of incorporation or by-laws or (ii) law or any contractual restriction binding on or affecting the Borrower.

        3.3. NO CONSENT REQUIRED. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower of this Agreement or the Note which has not been duly made or obtained, except those (i) required in the ordinary course to comply with ongoing covenant obligations of the Borrower hereunder the performance of which is not yet due and (ii) that will, in the ordinary course of business in accordance with this Agreement, be duly made or obtained on or prior to the time or times the performance of such obligations shall be due.

        3.4. EXECUTION, DELIVERY AND PERFORMANCE. This Agreement and the Note constitute the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors rights generally or by general principles of equity.

        3.5. NO LEGAL PROCEEDINGS. As of the date hereof, there is no action, suit or proceeding other than a pending, or to the knowledge of the Borrower threatened, against or involving the Borrower in any court, or before any arbitrator of any kind, or before or by any governmental body, which in the reasonable judgment of the Borrower (taking into account the exhaustion of all appeals) would have a material adverse effect on the financial condition of Borrower, and there is no action, suit or proceeding pending, or to the knowledge of the Borrower threatened, against or involving the Borrower in any court, or before any arbitrator of any kind, or before or by any governmental body, which in the reasonable judgment of the Borrower (taking into account the exhaustion of all appeals) would have a material adverse effect on the financial condition of the Borrower, or which purports to affect the legality, validity, binding effect or enforceability of this Agreement or the Note.

        3.6. TAXES. The Borrower has duly filed all tax returns required to be filed, and duly paid and discharged all taxes, assessments and governmental charges upon it or against its properties now due and payable, the failure to file or pay which, as applicable, would have a material adverse effect on the Borrower, unless and to the extent only that the same are being contested in good faith and by appropriate proceedings by the Borrower.

        3.7. DISCLOSURE. The Borrower is not aware of any facts or circumstances which have not been disclosed in this Agreement or in the documents referred to in, or furnished to the Lender pursuant to, this Agreement which should be disclosed to Lender in order to make any of the representations in this SECTION 3 not materially misleading.

   SECTION 4.  COVENANTS OF BORROWER

   The covenants of and restrictions imposed on the Borrower pursuant to this SECTION 4 shall continue in full force and effect until such time as the entire principal balance of the Note and all accrued interest thereon has been paid in accordance with its terms.

        4.1. PRESERVATION OF CORPORATE EXISTENCE, COMPLIANCE WITH LAWS, ETC. The Borrower shall preserve and maintain its corporate existence, rights (charter and statutory) and material franchises and shall comply in all material respects, with all applicable laws, rules, regulations and orders (including all environmental laws and laws requiring payment of all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith by appropriate proceedings) the failure to comply with which would have a material adverse effect on the Borrower.

        4.2. VISITATION RIGHTS. At such reasonable times and intervals as the Lender may desire, the Borrower shall permit the Lender to visit the Borrower and to discuss the affairs, finances, accounts and mineral reserve performance of the Borrower and any of its subsidiaries with officers of the Borrower and independent certified public accountants of the Borrower and any of its subsidiaries, provided that if an Event of Default, or an event which with the giving of notice or the passage of time, or both, would become an Event of Default, has occurred and is continuing, the Lender may, in addition to the other provisions of this subsection (c) and at such reasonable times and intervals as the Lender may desire, visit and inspect, under guidance of officers of the Borrower, any properties significant to the consolidated operations of the Borrower and its subsidiaries, and to examine the books and records of account of the Borrower and any of its subsidiaries and to discuss the affairs, finances and accounts of any of the Borrower's subsidiaries with any of the officers of such subsidiary.

        4.3. BOOKS AND RECORDS. The Borrower shall keep, and cause each of its subsidiaries to keep, proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each subsidiary in accordance with generally accepted accounting principles either (i) consistently applied or (ii) applied in a changed manner that does not, under generally accepted accounting principles or public reporting requirements applicable to the Borrower, either require disclosure in the consolidated financial statements of the Borrower and its consolidated subsidiaries or require the consent of the accountants which report on such financial statements for the fiscal year in which such change shall have occurred, or (iii) applied in a changed manner not covered by clause (ii) above provided such change shall have been disclosed to the Lender and shall have been consented to by the accountants which report on the consolidated financial statements of the Borrower and its consolidated subsidiaries for the fiscal year in which such change shall have occurred.

        4.4. FINANCIAL STATEMENTS, CERTIFICATES AND INFORMATION. The Borrower shall deliver the following:

             (a) Each year, as soon as available, and in any event within ninety (90) days after the last day of each fiscal year, complete consolidated financial statements, certified by an independent certified public accountants of recognized standing, selected by the Borrower and satisfactory to the Lender, covering the operations of the Borrower for such fiscal year and containing consolidated statements of income, stockholders' equity and changes in financial position for such fiscal year, and a consolidated balance sheet of the Borrower as at the close of such fiscal year, each in comparative form with the preceding fiscal year.

             (b) As soon as available, but in any event within ten (10) days after the issuance thereof, copies of such registration statements, financial statements and reports as the Borrower shall send to its shareholders, and copies of all reports and documents that the Borrower may file with the Securities Exchange Commission or any similar or corresponding federal or state governmental securities commission, department or agency now existing or substituted therefor.

        4.5. NO SUBORDINATION. The Debt shall rank senior to and shall not be subordinated to any other past or future indebtedness debt of the Company.

        4.6. LIMITATION ON DIVIDENDS AND DISTRIBUTIONS. Neither the Borrower nor any subsidiary of the Borrower other than a wholly-owned subsidiary, shall (i) declare or pay any dividends on any class of its capital stock, except dividends on its Common Stock payable solely in Common Stock of the Borrower; (ii) directly or indirectly or through any subsidiary or affiliate purchase, redeem or retire any of its capital stock or warrants or options for capital stock; or (iii) make any other distribution of any kind or character in respect of its capital stock.

        4.7. OTHER NEGATIVE COVENANTS. The Borrower will not, unless the Lender shall otherwise consent in writing:

             (a) LIENS, ETC. (i) Create, assume or suffer to exist, or permit any subsidiary to create, assume or suffer to exist, any liens upon or with respect to any of the equity interests in any subsidiary, whether now owned or hereafter acquired, or (ii) create or assume, or permit any subsidiary to create or assume, any liens or security interest upon or with respect to any other assets material to the consolidated operations of the Borrower and its consolidated subsidiaries taken as a whole securing the payment of Debt.

             (b) DEBT, ETC. Create, assume or suffer to exist, or permit any of its consolidated subsidiaries to create, assume or suffer to exist, any debt.

             (c) SALE, ETC. OF ASSETS. Sell, lease or otherwise transfer, or permit any subsidiary to sell, lease or otherwise transfer, assets constituting all or substantially all of the consolidated assets of the Borrower and its subsidiaries.

             (d) ISSUANCE OF SECURITIES. Issuance any securities of the Borrower or any instruments convertible into securities of the Borrower.

             (e) MERGERS, ETC. Merge or consolidate with any person, or permit any of its subsidiaries to merge or consolidate with any person.

   SECTION 5.  EVENTS OF DEFAULT

        5.1. EVENTS OF DEFAULT. The following events shall be deemed to be "Events of Default" under this Agreement and the Note:

             (a) The Borrower shall fail to pay any principal of the Note within two business days after the same shall be due, or any interest on the Note or any other amount payable hereunder within five business days after the same shall be due; or

             (b) Any representation or warranty made or deemed made by the Borrower herein or by the Borrower (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made or deemed made; or

             (c) The Borrower shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for 30 days after written notice thereof shall have been given to the Borrower by the Lender; or

             (d) The Borrower or any subsidiary shall fail to pay any debt (excluding debt evidenced by the Note) of the Borrower or such subsidiary (as the case may be) in an aggregate principal amount in excess of $10,000, or any installment of principal thereof or interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such debt; or any other default under any agreement or instrument relating to any such debt, or any other event, shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate the maturity of such debt; or

             (e) (i) The Borrower or any subsidiary shall (A) generally not pay its debts as such debts become due; or (B) admit in writing its inability to pay its debts generally; or (C) make a general assignment for the benefit of creditors; or (ii) any proceeding shall be instituted or consented to by the Borrower or any such subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property; or (iii) any such proceeding shall have been instituted against the Borrower or any such subsidiary and either such proceeding shall not be stayed or dismissed for 60 consecutive days or any of the actions referred to above sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or any substantial part of its property) shall occur; or (iv) the Borrower or any such subsidiary shall take any corporate action to authorize any of the actions set forth above in this subsection (e); or

             (f) Any judgment or order for the payment of money in excess of $10,000 and either (i) enforcement proceedings shall have been commenced and are continuing or have been completed by any creditor upon such judgment or order (other than any enforcement proceedings consisting of the mere obtaining and filing of a judgment lien or obtaining of a garnishment or similar order so long as no foreclosure, levy or similar process in respect of such lien, or payment over in respect of such garnishment or similar order, has commenced and is continuing or has been completed) or (ii) there shall be any period of 30 consecutive days during which a stay of execution or enforcement proceedings (other than those referred to in the parenthesis in clause (i) above) in respect of such judgment or order, by reason of a pending appeal, bonding or otherwise, shall not be in effect; or

             (g) Upon completion of, and pursuant to, a transaction, or a series of transactions (which may include prior acquisitions of capital stock of the Borrower in the open market or otherwise), involving a tender offer (i) a "person" (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) other than the Borrower, a subsidiary of the Borrower or any employee benefit plan maintained for employees of the Borrower and/or any of its subsidiaries or the trustee therefor, shall have acquired direct or indirect ownership of and paid for in excess of 50% of the outstanding capital stock of the Borrower entitled to vote in elections for directors of the Borrower and (ii) at any time before the later of (x) six months after the completion of such tender offer and (y) the next annual meeting of the shareholders of the Borrower following the completion of such tender offer more than half of the directors of the Borrower consists of individuals who (a) were not directors before the completion of such tender offer and (b) were not appointed, elected or nominated by the Board of Directors in office prior to the completion of such tender offer (other than any such appointment, election or nomination required or agreed to in connection with, or as a result of, the completion of such tender offer).

             (h) EFFECT OF EVENT OF DEFAULT. Upon the occurrence of any Event of Default, the Lender may, by notice to the Borrower, declare the Note, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Note, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

   SECTION 6.  MISCELLANEOUS

        6.1. AMENDMENTS, ETC. An amendment or waiver of any provision of this Agreement or the Note, or a consent to any departure by the Borrower therefrom, shall be effective against the Lender and the holder of the Note if, but only if, it shall be in writing and signed by the Lender, and then such a waiver or consent shall be effective only in the specific instance and for the specific purpose for which given

        6.2. NOTICES, ETC. All notices and other communications provided for hereunder or under the Note shall be in writing and mailed by certified mail, return receipt requested and postage prepaid, or telecopied, telefaxed or otherwise teletransmitted, or delivered, if to the Borrower, at 1220 Collins Avenue, Suite 100, Miami Beach, FL 33139; if to the Lender, at 275 Madison Avenue, Suite 1500, New York, NY 10016; or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties.
   All such notices and communications shall be effective, (a) in the case of any notice or communication given by certified mail, when receipted for, (b) in the case of any notice or communication given by telecopy, telefax or other teletransmission, when confirmed by appropriate answerback, in each case addressed as aforesaid, and (c) in the case of any notice or communication delivered by hand or courier, when so delivered.

        6.3. NO WAIVER; REMEDIES. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder or under the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder or under the Note preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

        6.4. COSTS AND EXPENSES; INDEMNITY.

             (a) Each party hereto shall pay all fees and out-of-pocket expenses incurred by it in connection with the preparation, execution and delivery of this Agreement, the Note and the other documents to be delivered hereunder.

             (b) THE BORROWER AGREES TO INDEMNIFY AND HOLD HARMLESS THE LENDER FROM AND AGAINST ANY AND ALL CLAIMS, DAMAGES, LIABILITIES AND EXPENSES (INCLUDING FEES AND DISBURSEMENTS OF COUNSEL) WHICH MAY BE INCURRED BY OR ASSERTED AGAINST THE LENDER IN CONNECTION WITH OR ARISING OUT OF ANY INVESTIGATION, LITIGATION, OR PROCEEDING (WHETHER OR NOT THE LENDER IS THERETO) RELATED TO ANY USE OR PROPOSED USE OF THE PROCEEDS OF THE DEBT BY THE BORROWER (EXCLUDING ANY CLAIMS, DAMAGES, LIABILITIES OR EXPENSES INCURRED BY REASON OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE PARTY TO BE INDEMNIFIED OR ITS EMPLOYEES, OR BY REASON OF ANY USE OR DISCLOSURE OF INFORMATION RELATING TO ANY SUCH ACQUISITION OR USE OR PROPOSED USE OF THE PROCEEDS BY THE PARTY TO BE INDEMNIFIED OR ITS EMPLOYEES).

             (c) RIGHT OF SET-OFF. Upon the declaration of the Note as due and payable pursuant to the provisions of Section 5.1, the Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Lender to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement and the Note held by the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement or such Note and although such obligations may be unmatured. The Lender agrees promptly to notify the Borrower after any such set-off and application made by the Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Lender under this Section 6.4(c) are in addition to other rights and remedies (including other rights of set-off) which the Lender may have.

        6.5. BINDING EFFECT. This Agreement and the Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lender.

        6.6. ASSIGNMENTS. The Lender may assign to any person all or any portion of its rights and obligations under this Agreement and/or the Note provided such transfer is made in accordance with the Securities Act of 1933, as amended, and any applicable state securities laws.

        6.7. CONSENT TO JURISDICTION. The Borrower hereby irrevocably submits to the jurisdiction of any Florida State or Federal court sitting in Miami and any appellate court from any thereof in any action or proceeding by the Lender or the holder of the Note in respect of, but only in respect of, any claims or causes of action arising out of or relating to this Agreement or the Note. The Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any aforementioned court.

        6.8. GOVERNING LAW. This Agreement and the Note shall be governed by, and construed in accordance with, the laws of the State of Florida.

        6.9. EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

        6.10.  WAIVER OF JURY TRIAL.  THE BORROWER AND THE LENDER
   HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTE OR ANY OTHER INSTRUMENT OR DOCUMENT FURNISHED PURSUANT HERETO OR IN CONNECTION HEREWITH OR THE TRANSACTIONS
   CONTEMPLATED HEREBY.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                           MEDIUM4.COM, INC.



                                           By:  /s/ Jonathan Braun
                                               --------------------------
                                               Jonathan Braun,
                                               President and CEO


                                           LENDER:



                                           /s/ David Badner
                                           ------------------------------
                                           David Badner

                                                                EXHIBIT D
                                                                ---------


           AMENDMENT TO SCHEDULE A TO CONVERTIBLE PROMISSORY NOTE
           ------------------------------------------------------

                              MEDIUM4.COM, INC.

                                 SCHEDULE A

         CONVERTIBLE PROMISSORY NOTE DATED MAY 31, 2002 (the "Note")

   Dated as of November 12, 2002:

   Principal amount outstanding under the Note: $1,063,857.32


   MEDIUM4.COM, INC.

   By:  /s/ Satoru Hirai
       --------------------------
        Satoru Hirai
        Chief Financial Officer





























                                      1


                                                                EXHIBIT E
                                                                ---------

                           JOINT FILING AGREEMENT

             The undersigned hereby agree that the statements in their Amendment No. 2 to Schedule 13D with respect to the shares of common stock, $0.01, of IA Global, Inc., dated November 12, 2002, is, and any amendments to such Amendment No. 2 to Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

   Dated:    January 16, 2003

                                 INTER ASSET JAPAN LBO NO. 1 FUND

                                 By:  Inter Asset Japan KK,
                                      its General Partner

                                 By:  /s/ Alan Charles Margerison
                                      -----------------------------------
                                      Name:  Alan Charles Margerison
                                      Title: President and Chief
                                               Executive Officer


                                 PBAA FUND LTD.


                                 By:  /s/ Hiroki Isobe
                                     ------------------------------------
                                     Name:  Hiroki Isobe
                                     Title: Director


                                 TERRA FIRMA FUND LTD.


                                 By:  /s/ Hiroki Isobe
                                     ------------------------------------
                                     Name:  Hiroki Isobe
                                     Title: Director